Corporate Headquarters 40W267 Keslinger Road PO Box 393
For Immediate Release
For Details Contact:		LaFox, IL 60147-0393
Edward J. Richardson	Kathleen S. Dvorak	USA
Chairman and CEO	EVP & CFO	Phone:	(630) 208-2200
Phone: (630) 208-2340	(630) 208-2208	Fax:	(630) 208-2550
E-mail: info@rell.com

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL

2009 RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, April 8, 2009: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported net sales for the third quarter ended February 28, 2009, of $110.3 million, a 20.6% decrease from net sales of $138.9 million for the third quarter of fiscal 2008. The net loss for the third quarter of fiscal 2009 was $11.4 million, compared to a net loss of $2.2 million in the prior year. The net loss of $11.4 million for the third quarter of fiscal 2009 includes $9.7 million of significant charges primarily due to the write-off of $5.8 million of software development costs as a result of the decision that it would be too costly and disruptive to proceed with the related system implementation. Excluding the $9.7 million of significant charges, net loss would have been $1.7 million. A complete reconciliation of these items is provided within this press release under the heading “Certain Non-GAAP Financial Information.”

Gross margin was $23.7 million, or 21.5%, during the third quarter of fiscal 2009, which includes $2.0 million of expense for increased inventory reserves related to exiting certain markets and product lines, low-margin customers, and the analog to digital broadcast conversion. The gross margin percentage during the third quarter reflects the fact that sales within the Company’s higher-margin businesses, specifically the Electron Device Group and Canvys, declined at a faster rate than sales for the RF, Wireless and Power Division.

Selling, general, and administrative (“SG&A”) costs during the third quarter of fiscal 2009 were $27.7 million, or 25.1% of net sales. The SG&A costs for the third quarter of fiscal 2009 include $1.2 million of severance expense and $0.7 million of expense related to the write-off of a long-term note receivable. Excluding these items, SG&A for the third quarter would have been $25.8 million.

“Given our sales decline, we aggressively reduced our operating cost structure. We accelerated staffing reductions, acted upon underperforming business lines and customers, and reduced discretionary spending. We believe these actions, the majority of which are permanent, should lead to significantly improved financial performance,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED FEBRUARY 28, 2009

•	Net sales for the third quarter of fiscal 2009 were $110.3 million, down 20.6%, compared to net sales of $138.9 million during the third quarter of last year.

•

Gross margin as a percent of net sales decreased to 21.5% during the third quarter of fiscal 2009, compared to 22.5% during the third quarter of last year. The gross margin percent of 21.5% includes $2.0 million of additional inventory reserves recorded during the third quarter.

•

SG&A expenses decreased to $27.7 million during the third quarter of fiscal 2009, including $1.2 million of severance expense and $0.7 million of expense related to the write-off of a note receivable, compared to $32.0 million during the third quarter of last year.

•	Operating loss during the third quarter of fiscal 2009 was $9.7 million, compared to an operating loss of $0.7 million during the third quarter of last year.

•	Net loss during the third quarter of fiscal 2009 was $11.4 million versus a net loss of $2.2 million during the third quarter of last year.

FINANCIAL SUMMARY — NINE MONTHS ENDED FEBRUARY 28, 2009

•	Net sales for the first nine months of fiscal 2009 were $381.8 million, down 7.6%, compared to net sales of $413.3 million during the first nine months of last year.

•	Gross margin as a percent of net sales decreased slightly to 23.5% during the first nine months of fiscal 2009, compared to 23.6% during the first nine months of last year.

•	SG&A decreased to $84.1 million during the first nine months of fiscal 2009, compared to $93.3 million during the first nine months of last year.

•	Operating loss during the first nine months of fiscal 2009 was $0.3 million, compared to operating income of $4.4 million during the first nine months of last year.

•	Net loss during the first nine months of fiscal 2009 was $1.8 million, compared to a net loss of $3.2 million during the first nine months of last year.

FOCUS ON WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash flows used in operating activities were $2.0 million during the third quarter of fiscal 2009, compared to cash flows used in operating activities of $0.4 million during the third quarter of last year.

“Despite the challenges of the current global economy and market conditions, we have maintained a strong cash position. Improvements in working capital, combined with stronger financial performance will allow us to return positive operating cash flow during the fourth quarter,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

During the third quarter, the Company did not repurchase any shares of its common stock under the share repurchase program. The share repurchase program was approved by the Company’s Board of Directors in January 2009. The share repurchase program does not have an expiration date and may be cancelled at any time.

OUTLOOK

“Despite the weakening economy, our focus for the fourth quarter and for fiscal 2010 will continue to be on capturing new sales opportunities while keeping tight controls on expenses. We believe that our lower cost structure positions us to significantly improve profitability as the industry and overall economic conditions improve,” concluded Mr. Richardson.

CERTAIN NON-GAAP FINANCIAL INFORMATION

Richardson Electronics, Ltd.

Unaudited Gross Profit, Operating Loss, and Net Loss Reconciliations

(In millions)

	Three Months Ended February 28, 2009		Three Months Ended March 1, 2008
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
GAAP Gross Profit, as reported	$23.7	21.5%	$31.2	22.5%
Adjustments:
Inventory write-downs	2.0	1.8%	2.8	2.0%

Adjusted Gross Profit	$25.7	23.3%	$34.0	24.5%

GAAP Operating Loss, as reported	$(9.7)	(8.8)%	$(0.7)	(0.5)%
Adjustments:
Inventory write-downs	2.0	1.8%	2.8	2.0%
Write-off of long-term note receivable	0.7	0.6%	—	—%
Severance expense	1.2	1.1%	1.5	1.1%
(Gain) loss on disposal of assets *	5.8	5.3%	(0.1)	(0.1)%

Adjusted Operating Income	$—	—	$3.5	2.5%

GAAP Net Loss, as reported	$(11.4)	(10.3)%	$(2.2)	(1.6)%
Adjustments:
Inventory write-downs	2.0	1.8%	2.8	2.0%
Write-off of long-term note receivable	0.7	0.6%	—	—%
Severance expense	1.2	1.1%	1.5	1.1%
(Gain) loss on disposal of assets *	5.8	5.3%	(0.1)	(0.1)%

Adjusted Net Income (Loss)	$(1.7)	(1.5)%	$2.0	1.4%

*	Represents the write-off of software development costs.

In addition to disclosing results that are determined in accordance with Generally Accepted Accounting Principles (“GAAP”), we provide certain non-GAAP financial information relating to gross profit, operating income(loss), and net income(loss) adjusted for certain charges, credits and losses that we believe impacts the comparability of our results of operations.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on May 22, 2009, to all common stockholders of record on May 8, 2009. The Company currently has 14,865,370 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, April 9, 2009, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter fiscal 2009 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 800-688-0796 and enter passcode 10391141 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 9, 2009, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 18111104.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2008 Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company is committed to a strategy of providing specialized technical expertise and value-added products, or “engineered solutions,” in response to its customers’ needs. These solutions include products which it manufactures or modifies and products which are manufactured to the Company’s specifications by independent manufacturers under its own private labels. Additionally, the Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	February 28, 2009	March 1, 2008	February 28, 2009	March 1, 2008
Statements of Operations

Net sales	$110,316	$138,866	$381,814	$413,316
Cost of sales	86,590	107,625	292,191	315,637

Gross profit	23,726	31,241	89,623	97,679
Selling, general, and administrative expenses	27,686	32,029	84,089	93,312
(Gain) loss on disposal of assets	5,778	(81)	5,856	(70)

Operating income (loss)	(9,738)	(707)	(322)	4,437

Other (income) expense:
Interest expense	1,130	1,371	3,489	5,615
Investment (income) loss	33	45	(337)	(571)
Foreign exchange (gain) loss	(153)	(249)	(2,636)	1,552
Gain on retirement of long-term debt	—	—	(849)	—
Other, net	74	25	(92)	33

Total other (income) expense	1,084	1,192	(425)	6,629

Income (loss) from continuing operations before income taxes	(10,822)	(1,899)	103	(2,192)
Income tax provision	563	267	1,861	1,045

Loss from continuing operations	(11,385)	(2,166)	(1,758)	(3,237)
Income (loss) from discontinued operations, net of tax	—	(10)	—	45

Net loss	$(11,385)	$(2,176)	$(1,758)	$(3,192)

Net loss per common share – basic:
Loss from continuing operations	$(0.65)	$(0.12)	$(0.10)	$(0.18)
Income (loss) from discontinued operations	0.00	(0.00)	0.00	0.00

Net loss per common share – basic	$(0.65)	$(0.12)	$(0.10)	$(0.18)

Net loss per Class B common share – basic:
Loss from continuing operations	$(0.58)	$(0.11)	$(0.09)	$(0.17)
Income (loss) from discontinued operations	0.00	(0.00)	0.00	0.01

Net loss per Class B common share – basic	$(0.58)	$(0.11)	$(0.09)	$(0.16)

Net loss per common share – diluted:
Loss from continuing operations	$(0.65)	$(0.12)	$(0.10)	$(0.18)
Income (loss) from discontinued operations	0.00	(0.00)	0.00	0.00

Net loss per common share – diluted	$(0.65)	$(0.12)	$(0.10)	$(0.18)

Net loss per Class B common share – diluted:
Loss from continuing operations	$(0.58)	$(0.11)	$(0.09)	$(0.17)
Income (loss) from discontinued operations	0.00	(0.00)	0.00	0.01

Net loss per Class B common share – diluted	$(0.58)	$(0.11)	$(0.09)	$(0.16)

Weighted average number of shares:
Common shares - basic	14,858	14,805	14,856	14,790

Class B common shares - basic	3,048	3,048	3,048	3,048

Common shares - diluted	14,858	14,805	14,856	14,790

Class B common shares - diluted	3,048	3,048	3,048	3,048

Dividends per common share	$0.020	$0.020	$0.060	$0.100

Dividends per Class B common share	$0.018	$0.018	$0.054	$0.090

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	February 28, 2009	May 31, 2008
Assets
Current assets:
Cash and cash equivalents	$32,585	$40,042
Accounts receivable, less allowance of $1,859 and $1,635	92,468	109,520
Inventories	94,420	93,858
Prepaid expenses	4,662	4,300
Deferred income taxes	1,929	2,121

Total current assets	226,064	249,841

Non-current assets:
Property, plant and equipment, net	20,008	28,635
Goodwill	1,432	1,483
Other intangible assets, net	480	758
Non-current deferred income taxes	3,493	3,875
Assets held for sale	—	105
Other non-current assets	256	1,538

Total non-current assets	25,669	36,394

Total assets	$251,733	$286,235

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$53,255	$58,860
Accrued liabilities	17,376	21,818

Total current liabilities	70,631	80,678

Non-current liabilities:
Long-term debt	52,353	55,683
Long-term income tax liabilities	4,900	6,768
Other non-current liabilities	1,437	1,676

Total non-current liabilities	58,690	64,127

Total liabilities	129,321	144,805

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,930 shares at February 28, 2009, and 15,929 shares at May 31, 2008	797	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at February 28, 2009, and 3,048 shares at May 31, 2008	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,208	119,735
Common stock in treasury, at cost, 1,065 shares at February 28, 2009, and 1,065 shares at May 31, 2008	(6,310)	(6,310)
Retained earnings	8,283	11,098
Accumulated other comprehensive income (loss)	(718)	15,958

Total stockholders’ equity	122,412	141,430

Total liabilities and stockholders’ equity	$251,733	$286,235

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	February 28, 2009	March 1, 2008	February 28, 2009	March 1, 2008
Operating activities:
Net loss	$(11,385)	$(2,176)	$(1,758)	$(3,192)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,103	1,367	3,462	3,940
Gain on retirement of long-term debt	—	—	(849)	—
(Gain) loss on disposal of assets	5,778	(81)	5,856	(70)
Write-off of deferred financing costs	—	—	—	643
Stock compensation expense	164	176	468	523
Deferred income taxes	319	49	259	(930)
Accounts receivable	6,647	2,401	8,719	7,801
Inventories	4,177	10,115	(6,221)	8,686
Prepaid expenses	808	685	(414)	1,217
Accounts payable	(8,207)	(10,010)	(2,800)	1,681
Accrued liabilities	(1,505)	(1,745)	(3,737)	(8,590)
Other	86	(1,186)	(1,428)	(3,451)

Net cash provided by (used in) operating activities	(2,015)	(405)	1,557	8,258

Investing activities:
Capital expenditures	(389)	(301)	(887)	(4,193)
Proceeds from sale of assets	124	620	175	1,007
Contingent purchase price	165	(160)	26	(160)
(Gain) loss on sale of investments	2	121	(8)	129
Proceeds from sales of available-for-sale securities	25	188	124	345
Purchases of available-for-sale securities	(25)	(31)	(124)	(188)

Net cash provided by (used in) investing activities	(98)	437	(694)	(3,060)

Financing activities:
Proceeds from borrowings	34,400	51,800	92,300	163,200
Payments on debt	(34,400)	(41,800)	(92,300)	(218,840)
Retirement of long-term debt	—	—	(2,364)	—
Restricted cash	—	—	—	61,899
Proceeds from issuance of common stock	—	—	5	69
Cash dividends	(353)	(351)	(1,057)	(1,756)
Other	—	—	—	(95)

Net cash provided by (used in) financing activities	(353)	9,649	(3,416)	4,477

Effect of exchange rate changes on cash and cash equivalents	(429)	661	(4,904)	3,431

Increase (decrease) in cash and cash equivalents	(2,895)	10,342	(7,457)	13,106
Cash and cash equivalents at beginning of period	35,480	20,200	40,042	17,436

Cash and cash equivalents at end of period	$32,585	$30,542	$32,585	$30,542

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2009 and 2008

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
	FY 2009	FY 2008	% Change	FY 2009		% of Sales	FY 2008		% of Sales
Third Quarter
RF, Wireless & Power Division	$80,565	$93,415	(13.8)%	$17,786		22.1%	$20,990		22.5%
Electron Device Group	17,993	25,915	(30.6)%	5,383		29.9%	8,375		32.3%
Canvys	11,743	18,506	(36.5)%	636	*	5.4%	2,316	*	12.5%
Corporate	15	1,030		(79)			(440)

Total	$110,316	$138,866	(20.6)%	23,726		21.5%	$31,241		22.5%

	Net Sales			Gross Profit
	FY 2009	FY 2008	% Change	FY 2009		% of Sales	FY 2008		% of Sales
Nine Months
RF, Wireless & Power Division	$270,882	273,207	(0.9)%	$59,955		22.1%	$62,457		22.9%
Electron Device Group	65,254	80,765	(19.2)%	20,823		31.9%	26,077		32.3%
Canvys	45,676	55,880	(18.3)%	9,122	*	20.0%	10,028	*	17.9%
Corporate	2	3,464		(277)			(883)

Total	$381,814	$413,316	(7.6)%	$89,623		23.5%	$97,679		23.6%

*	Includes inventory write-downs of $1.8 million and $1.9 million, during the third quarters of fiscal 2009 and fiscal 2008, respectively.